UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Isonics Corporation

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

464 895309

(CUSIP Number)

Herrick K. Lidstone, Jr. Esq.,

Burns Figa & Will, P.C.

6400 South Fiddlers Green Circle, Suite 1000, Greenwood Village, CO 80111

(303) 796-2626

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 14, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 464 895309

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) John V. Sakys

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,331,874

	8.	Shared Voting Power N/A

	9.	Sole Dispositive Power 401,143

	10.	Shared Dispositive Power N/A

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,731,874

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐.

13.	Percent of Class Represented by Amount in Row (11) 14.20% as of February 14, 2007.

14.	Type of Reporting Person (See Instructions) IN.

Item 1.	Security and Issuer
Common Stock, no par value Isonics Corporation 5906 McIntyre Street Golden, CO 80403

Item 2.	Identity and Background
(a)	The Reporting Person is John V. Sakys.
(b)	The residential address of the Reporting Person is: 9912 South Stratford Lane Highlands Ranch, CO 80126
(c)

The principal occupation of the Reporting Person is:  Chief Operating Officer, President and interim Chief Executive Officer of Isonics Corporation.

The principal business address of the Reporting Person's employer is:

Isonics Corporation

5906 McIntyre Street

Golden, CO 80403

(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)

During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)	The Reporting Person is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

Effective February 14, 2007, the Reporting Person was appointed to the position of President, Chief Operating Officer and interim Chief Executive Officer of Isonics.  As part of the consideration for being appointed to the new positions, the Reporting Person was granted an option to acquire 400,000 shares of Isonics common stock pursuant to Isonics’ 2007 Restructuring Equity Plan.  In exchange for the option, the Reporting Person agreed to abandon, surrender and disclaim fully vested options to purchase 51,953 shares of common stock (as adjusted for the 1-for-4 reverse stock split effected on February 13, 2007) under the 1996 Executives’ Equity Incentive Plan and options to purchase 31,250 shares of common stock (as adjusted for the 1-for-4 reverse stock split effected on February 13, 2007) under the 2005 Stock Option Plan.   No consideration was tendered by the Reporting Person to acquire the options other than the surrender of the previously issued and vested options.

Effective February 14, 2007, Isonics and James Alexander entered into a settlement agreement and mutual release whereby Mr. Alexander resigned as chairman, President and Chief Executive Officer of Isonics.   In conjunction with the settlement agreement, Mr. Alexander and Isonics executed an irrevocable proxy by which the President of Isonics shall vote all shares of Isonics common stock beneficially owned by Mr. Alexander (including any shares later acquired while the proxy is effective) for approval of Isonics’ 2007 Restructuring Equity Plan (the “2007 Plan”) and any amendment to the Isonics 2005 Stock Option Plan that may be proposed at the next meeting of shareholders.  The total number of shares of common stock beneficially owned by Mr. Alexander, and subject to the proxy, is 825,179(1)  (as adjusted for the 1-for-4 reverse stock split effected February 13, 2007).  The irrevocable voting proxy will expire no later than December 31, 2007.

Effective February 14, 2007, Isonics and Boris Rubizhevsky entered into a settlement agreement and mutual release whereby Mr.  Rubizhevsky resigned as a director and Senior Vice President of Isonics.  In conjunction with the settlement agreement, Mr. Rubizhevsky granted an irrevocable voting proxy by which the President of Isonics shall vote all shares of Isonics common stock beneficially owned by Mr. Rubizhevsky (including any shares later acquired while the proxy is effective) for approval of Isonics’ 2007 Restructuring Equity Plan (the “2007 Plan”) and any amendment to the Isonics 2005 Stock Option Plan that may be proposed at the next meeting of shareholders.  The total number of shares of common stock beneficially owned by Mr. Rubizhevsky,

(1)   The total number of shares beneficially owned and subject to the irrevocable voting proxy includes 250,000 shares of common stock to be granted to Mr. Alexander.  As of the date of this Schedule 13D, these shares have not been issued, and such issuance is subject to certain conditions precedent which are within the control of Mr. Alexander.

and subject to the proxy, is 505,552(2) (as adjusted for the 1-for-4 reverse stock split effected February 13, 2007). The irrevocable voting proxy will expire no later than December 31, 2007.

Item 4.	Purpose of Transaction

The Reporting Person plans to hold the options to acquire Isonics common stock for investment purposes and has no plans at this time to acquire additional shares of the Issuer or to dispose of either the options or shares of common stock in the Issuer.  Further, pursuant to the irrevocable voting proxy agreements entered into between Isonics and Mssrs. Alexander and Rubizhevsky, Mr. Sakys as President of Isonics is only authorized to vote the shares beneficially held by Mssrs. Alexander and Rubizhevsky, and is not empowered to dispose of their shares.

At the present time, the Reporting Person has no plans or proposals which relate to or would result in those items listed in Item 4 of Schedule 13D under the Securities Exchange Act of 1934, or any action similar to those enumerated therein.

Item 5.	Interest in Securities of the Issuer
(a)

The Reporting Person directly owns 1,143 shares of Isonics common stock and holds an option to purchase 400,000 shares of Isonics common stock.

In his capacity as President of Isonics, pursuant to the irrevocable voting proxy between Isonics and Mr. Alexander, the Reporting Person beneficially holds 825,179 shares of Common Stock until December 31, 2007.

In his capacity as President of Isonics, pursuant to the irrevocable voting proxy between Isonics and Mr.  Rubizhevsky, the Reporting Person beneficially holds 505,552 shares of Common Stock until December 31, 2007.

The irrevocable voting proxies between Isonics and Mssrs. Alexander and Rubizhevsky will expire no later than December 31, 2007.  Until the expiration of the irrevocable voting proxies described herein, the beneficial ownership of the Reporting Person is an aggregate of 1,731,874 shares, representing approximately 14.20% of the Issuer’s outstanding common stock as of February 14, 2007 (including the right to vote 450,000 shares which, as of the date hereof, have not yet been issued).

(b)	The Reporting Person has the sole power to vote or direct the vote of 1,331,874 shares of common stock (including the right to vote 450,000 shares which, as of

(2)  The total number of shares beneficially owned and subject to the irrevocable voting proxy includes 200,000 shares of common stock to be granted to Mr. Rubizhevsky.  As of the date of this Schedule 13D, these shares have not been issued, and such issuance is subject to certain conditions precedent which are within the control of Mr. Rubizhevsky.

the date hereof, have not yet been issued). The Reporting Person has the sole power to dispose, or to direct the disposition of 401,143 shares of common stock.
(c)

On February 14, 2007, the Reporting Person was granted an option to purchase 400,000 shares of Isonics common stock.  The option vested immediately upon grant.  On February 14, 2007, the Reporting Person surrendered, disclaimed and abandoned options to purchase 51,953 shares of common stock from the 1996 Executives’ Equity Incentive Plan and 31,250 shares of common stock from the 2005 Stock Option Plan.

(d)

Mr. James Alexander has the right to receive, or the power to direct the receipt of dividends from, and the proceeds of the sale of, 666,315 shares of common stock.  The James and Carol Alexander Family Foundation has the right to receive, or the power to direct the receipt of dividends from, and the proceeds of the sale of, 33,864 shares of common stock.  Mrs. Carol Alexander has the right to receive, or the power to direct the receipt of dividends from, and the proceeds of the sale of, 125,000 shares of common stock.  Mr. Boris Rubizhevsky has the right to receive, or the power to direct the receipt of dividends from, and the proceeds of the sale of, 497,218 shares of common stock.  Mrs. Nancy Rubizhevsky has the right to receive, or the power to direct the receipt of dividends from, and the proceeds of the sale of, 8,334 shares of common stock

(e)	Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

As disclosed in Item 3 above, on February 14, 2007, Isonics and James Alexander executed an irrevocable voting proxy by which the President of Isonics shall vote all shares of Isonics common stock beneficially owned by Mr. Alexander for approval of Isonics’ 2007 Restructuring Equity Plan (the “2007 Plan”) and any amendment to the Isonics 2005 Stock Option Plan that may be proposed at the next meeting of shareholders.  The total number of shares of common stock beneficially owned by Mr. Alexander, and subject to the proxy, is 825,179 (as adjusted for the 1-for-4 reverse stock split effected February 13, 2007).  The irrevocable voting proxy between Isonics and Mr. Alexander expires on December 31, 2007.

On February 14, 2007, Isonics and Boris Rubizhevsky executed an irrevocable voting proxy by which the President of Isonics shall vote all shares of Isonics common stock beneficially owned by Mr. Rubizhevsky for approval of Isonics’ 2007 Restructuring Equity Plan (the “2007 Plan”) and any amendment to the Isonics 2005 Stock Option Plan that may be proposed at the next meeting of shareholders.  The total number of shares of common stock beneficially owned by Mr. Rubizhevsky, and subject to the proxy, is 505,552 (as adjusted for the 1-for-4 reverse stock split effected February 13, 2007).  The irrevocable voting proxy between Isonics and Mr.  Rubizhevsky expires on December 31, 2007.

Item 7.	Material to Be Filed as Exhibits

10.1     Irrevocable Voting Proxy dated February 14, 2007, between Isonics, James Alexander and Carol Alexander.

10.2     Irrevocable Voting Proxy dated February 14, 2007, between Isonics, Boris Rubizhevsky and Nancy Rubizhevsky.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 19, 2007
Date
/s/ John V. Sakys
Signature

Name/Title